EXHIBIT 21.1
SUBSIDIARIES OF THE COMPANY

Entity Name	Jurisdiction of Formation
Acqui Polo CV	Netherlands
Acqui Polo GP, LLC	Delaware
Ralph Lauren Retail, Inc. (f/k/a Fashions Outlet of America, Inc.)	Delaware
RL Finance BV (f/k/a Polo Fin BV)	Netherlands
Ralph Lauren Holding BV (f/k/a Polo Hold BV)	Netherlands
Ralph Lauren Asia Pacific Limited (f/k/a Polo Ralph Lauren Asia Pacific, Limited)	Hong Kong
Ralph Lauren Europe Sàrl (f/k/a Polo Ralph Lauren Europe Sàrl)	Switzerland
PRL Fashions Inc.	Delaware
PRL International, Inc.	Delaware
PRL Netherlands Limited, LLC (f/k/a Acqui Polo Limited, LLC)	Delaware
PRL USA Holdings, Inc.	Delaware
The Polo/Lauren Company LP	New York